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                           June 11, 2024

       J. Heath Deneke
       President, Chief Executive Officer
       Summit Midstream Corporation
       910 Louisiana Street, Suite 4200
       Houston, TX 77002

                                                        Re: Summit Midstream
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 3, 2024
                                                            File No. 333-279903

       Dear J. Heath Deneke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Anthony Sanderson